January 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	Hennessy Capital Investment Corp. VII
Registration Statement on Form S-1
Filed November 8, 2024
File No. 333-283087

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Hennessy Capital Investment Corp. VII that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on January 16, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director and Head of Capital Markets

Loop Capital Markets LLC

By:	/s/ Michael Jackson
Name:	Michael Jackson
Title:	Managing Director

Clear Street LLC

By:	/s/ Ryan Gerety
Name:	Ryan Gerety
Title:	Managing Director

[Signature Page to UW Acceleration Request]